UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

Commission File No. 1-4329

Cooper Tire & Rubber Company
Thrift and Profit Sharing Plan

COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE	34-4297750

(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)

(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
Thrift and Profit Sharing Plan

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Cooper Tire & Rubber Company Thrift and Profit Sharing Plan for the fiscal year ended December 31, 2000, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23) Consent of Independent Auditors

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Philip G. Weaver

PHILIP G. WEAVER
Vice President and Chief Financial Officer
Plan Administrator

Date:	June 25, 2001

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cooper Tire & Rubber Company
Thrift and Profit Sharing Plan

December 31, 2000 and 1999
Year Ended December 31, 2000

With Report of Independent Auditors

Cooper Tire & Rubber Company
Thrift and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2000 and 1999
Year Ended December 31, 2000

Report of Independent Auditors

Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
      Thrift and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Thrift and Profit Sharing Plan (“Plan”) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 7, 2001

Cooper Tire & Rubber Company
Thrift and Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31

	2000	1999

Investments, at market:

Interest in investment trust	$138,825,914	$176,511,070

Mutual funds and common stock	60,851,820	58,204,015

	199,677,734	234,715,085

Cash	1,825,148	1,694,856

Receivables:

Participant contributions	522,151	—

Employer contributions	472,091	1,267,320

Interest receivable	7,691	—

Net assets available for benefits	$202,504,815	$237,677,261

See accompanying notes.

Cooper Tire & Rubber Company
Thrift and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2000

Additions:

Employer contributions	$10,972,091

Participant contributions	15,556,286

Interest and dividends	11,165,072

Other	111,887

Total additions	37,805,336

Deductions:

Net depreciation in fair value of investments	43,672,820

Benefit payments	29,304,962

Total deductions	72,977,782

Net decrease	(35,172,446)

Net assets available for benefits at beginning of year	237,677,261

Net assets available for benefits at end of year	$202,504,815

See accompanying notes.

Cooper Tire & Rubber Company
Thrift and Profit Sharing Plan

Notes to Financial Statements

December 31, 2000

1. Description of the Plan

The following description of Cooper Tire & Rubber Company Thrift and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all salaried employees of the Cooper Tire & Rubber Company (the Company) who have completed one-year continuous credited service. Effective January 1, 2000, the one-year continuous credited service requirement was eliminated. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of their pretax compensation and up to 16 percent of their post-tax compensation. In no event shall the aggregate of a participant’s contributions exceed 16 percent. Participants may direct their contributions to any of the Plan’s investment fund options.

The employer contributions to the Plan are made annually by the Company as provided in the Plan document and at the discretion of the Company’s Board of Directors. All employer contributions are invested in Cooper Tire & Rubber Company common stock until they become vested, after which they are invested as directed by the participant.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and their allocation of the Company’s contributions and Plan earnings.

Forfeitures

Forfeitures are used by the Company to reduce its obligation. Forfeitures used for the year ended December 31, 2000 totaled $400,000. Forfeitures unused at December 31, 2000 were $266,438.

Vesting

The participants are immediately vested in their contributions plus actual earnings thereon. After three years, the participants are vested in the Company’s contributions plus actual earnings thereon.

Participant Withdrawals

In the event of retirement, death, termination, permanent disability or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payment of benefits may be taken in a lump sum distribution or in two lump sum installments.

In the event of hardship, as defined, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for the investment contracts held in the Investment Trust, the Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the plan year.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 6.5% in 2000. The crediting interest rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and ranged from 5.3% to 9.9% at December 31, 2000.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays the administrative expenses of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2000, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Interest in investment trust	$(40,095,338)

Mutual funds and common stock	(3,577,482)

$(43,672,820)

Investments that exceed 5% of the Plan assets available for benefits are as follows:

	December 31

	2000	1999

Investment Company of America Fund	$19,050,109	$21,829,722

American Washington Mutual Investors Fund	15,967,832	26,326,018

Cooper Tire & Rubber Company common stock	11,231,624	9,236,651

4. Investment Trust

Certain investments of the Plan are held in an Investment Trust, which also combines similar investments of the other defined contribution plans sponsored by the Company. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income is allocated to the Plan based on its pro-rata share in the net assets of the Investment Trust.

At December 31, 2000 and 1999, the Plan’s interest in the net assets of the Investment Trust was approximately 87% and 89%, respectively.

The following presents the value of investments in the Investment Trust:

	December 31

	2000	1999

Cooper Tire & Rubber Company common stock*	$101,494,282	$133,140,436

Money market mutual fund	3,773,708	1,897,149

Investment contracts at contract value	54,655,337	62,821,875

Total assets	$159,923,327	$197,859,460

*	Nonparticipant-directed

The fair value of the investment contracts was $51,218,102 at December 31, 2000.

Investment income for the Investment Trust for the year ended December 31, 2000 is as follows:

Interest and dividends	$7,881,591

Net depreciation in fair value of investments:

Common stock	(43,252,781)

Money market mutual fund	—

5. Nonparticipant-Directed Investment

Cooper Tire & Rubber Company common stock is a nonparticipant-directed investment. Information about the significant components of changes in net assets related to the nonparticipant-directed investment for the year ended December 31, 2000 is as follows:

Contributions	$13,500,000

Dividends	3,999,978

Net depreciation of fair value of investment	(43,252,781)

Participant withdrawals	(2,136,916)

Transfers out to other investment options	(3,756,432)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 9, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the trustee, National City Bank, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

Cooper Tire & Rubber Company
Thrift and Profit Sharing Plan

Employer ID # 34-4297750
Plan # 005

Schedule H, Line 4(i) – Schedule of Assets Held for Investment Purposes At End of Year

December 31, 2000

	Description of Investment
Identity of Issue,	Including Maturity Date,
Borrower, Lessor or	Rate of Interest, Collateral,	Current
Identity of Issue	Par or Maturity Value	Value

* National City Bank	Armada Government Money Market Fund	$81,246

* National City Bank	Armada Government Money Market Fund #509	670,158

Aim Funds Group	Balanced Fund Class A Shares	873,812

American Funds	American Washington Mutual Investors Fund	15,967,832

American Funds	Investment Company of America Fund	19,050,109

* National City Bank	Armada Equity Index Fund #42	593,383

* Cooper Tire & Rubber Company	Common Stock	11,231,624

Invesco Funds	Dynamics Fund	4,607,544

Janus Funds	Janus Worldwide Fund	4,130,336

MFS Family of Funds	Massachusetts Investors Growth Stock Funds	3,645,776

		$60,851,820

*	Party-in-interest.